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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                AMENDMENT NO. 5
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

           Solicitation/Recommendation Statement under Section 14(d)4 of the Securities Exchange Act of 1934

                               WYANT CORPORATION
                               -----------------
                           (Name of Subject Company)

                               WYANT CORPORATION
                               -----------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   982855108
                     (CUSIP Number of Class of Securities)

                                  Marc D'Amour
             Vice-President, Chief Financial Officer and Treasurer
                               Wyant Corporation
                            1170 US Highway 22 East
                                   Suite 203
                         Bridgewater, New Jersey 08807
                                 (514) 636-9926
                                 --------------
           (Name, address, and telephone number of person authorized
             to receive notices and communications on behalf of the
                          person(s) filing statement)

                                   Copies to:

                           Kenneth E. Adelsberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000

  / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     Wyant Corporation, a New York corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended by Amendment No. 1 filed on September 25, 2000, Amendment No. 2 filed on October 3, 2000, Amendment No. 3 filed on October 13, 2000 and Amendment No. 4 filed on October 23, 2000, in connection with the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company by Perkins Acquisition Corp., a New York corporation (the "Purchaser"), and Perkins Papers Ltd., a Canada corporation (the "Parent"), as more fully described in Purchaser's and Parent's Tender Offer Statement on Schedule TO originally filed with the Commission on September 8, 2000, as amended by Amendment No. 1 filed on September 21, 2000, Amendment No. 2 filed on September 25, 2000, Amendment No. 3 filed on October 3, 2000, Amendment No. 4 filed on October 6, 2000, Amendment No. 5 filed on October 13, 2000, Amendment No. 6 filed on October 20, 2000 and Amendment No. 7 filed on October 27, 2000.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

     On October 27, 2000, the Company issued a press release announcing (i) that Purchaser would proceed with the tender offer to acquire all outstanding shares of common stock of the Company at a price of $4.00 per share in cash, subject to certain regulatory approval; and (ii) that Purchaser and Parent have renegotiated their agreement to purchase the Series E Preferred Stock of a subsidiary of the Company. As a result of such renegotiations, the parties to the Stock Purchase Agreement have agreed that the holders of the Series E Preferred Stock will receive consideration of $3.51 per share of Series E Preferred Stock instead of the previously agreed $4.00 per share of Series E Preferred Stock. The Stock Purchase Agreement has been amended, and the amendment to the Stock Purchase Agreement has been filed as Exhibit a(14) hereto.

     The Company consented to the Purchaser's extension of its tender offer to acquire all of the outstanding shares of common stock of the Company until 12:00 midnight, New York City time, on Monday, November 13, 2000, unless the offer is further extended. A copy of the press release issued by Parent on October 27, 2000 containing such announcement is filed as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:


EXHIBIT NO.         DESCRIPTION
-----------         -----------
  (a)(13)           Press Release dated October 27, 2000*
  (a)(14)           Amendment No. 1 dated as of October 26, 2000 to the
                    Stock Purchase Agreement dated as of August 30, 2000 among
                    Parent, the Purchase and James A. Wyant and certain
                    members of his family.**


*Incorporated by reference to Exhibit (a)(5)(vi) to Purchaser's and Parent's Tender Offer Statement on Schedule TO originally filed with the Commission on September 8, 2000, as amended by Amendment No. 1 filed on September 21, 2000, Amendment No. 2 filed on September 25, 2000, Amendment No. 3 filed on October 3, 2000, Amendment No. 4 filed on October 6, 2000, Amendment No. 5 filed on October 13, 2000, Amendment No. 6 filed on October 20, 2000 and Amendment No. 7 filed on October 27, 2000.

**Filed herewith.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.



                                     WYANT CORPORATION



                                     By: /s/ Marc D'Amour
                                         ---------------------------------------
                                     Name:  Marc D'Amour
                                     Title: Vice-President, Chief Financial
                                            Officer and Treasurer

Dated: October 27, 2000



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